FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of January 2003.

KONAMI CORPORATION
(Translation of registrant’s name into English)

Marunouchi Building
4-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6330
Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.
Summary of the Japanese-language Interim Securities Report for the six-month period ended September 30, 2002, which was submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 6, 2002.

2.
Full English translation of interim consolidated financial statements for the six months ended September 30, 2002, which were prepared in accordance with U.S. GAAP and filed as part of the Interim Securities Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 6, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Representative Director and CFO

Date: January 9, 2003

Konami Corporation submitted its Interim Securities Report for the six-month period ended September 30, 2002 to the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 6, 2002. The following is the summary of the Interim Securities Report.

I.	Corporate Information

A.	Corporate Overview
1.	Selected Financial Data
2.	Overview of Business
3.	Subsidiaries and Affiliated Companies
4.	Employees

B.	Business
1.	Results of Operations
2.	Production, Orders and Sales
3.	Management Issues
4.	Significant Contracts
5.	Research and Development Activities

C.	Equipment and Facilities
1.	Major Equipment and Facilities
2.	Plans for New Investments in and Disposition of Equipment and Facilities

D.	Information on Parent Company
1.	Share Information
a.	Total Number of Shares
b.	Stock Acquisition Rights
c.	Common Stock and Additional Paid-in Capital
d.	Major Shareholders
e.	Voting Rights
2.	Share Price
3.	Directors and Corporate Auditors

E.	Financial Statements
1.	Interim Consolidated Financial Statements
2.	Interim Non-consolidated Financial Statements

F.	Reference Materials

II.	Information on Guarantors

Interim Consolidated Financial Statements
(Prepared in Accordance with U.S. GAAP)

(1) Interim Consolidated Balance Sheet

	Millions of Yen
	September 30, 2002
		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥61,547
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥611 million at September 30, 2002	23,938
Inventories	18,280
Deferred income taxes, net	10,384
Prepaid expenses and other current assets	6,847

Total current assets	120,996	39.6
PROPERTY AND EQUIPMENT, net	43,283	14.2
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	169
Investments in and advances to affiliates	13,961
Identifiable intangible assets	58,387
Goodwill	37,150
Lease deposits	23,604
Other assets	7,836

Total investments and other assets	141,107	46.2

TOTAL ASSETS	¥305,386	100.0

See accompanying notes to interim consolidated financial statements

	Millions of Yen
	September 30, 2002
		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥13,401
Current portion of long-term debt and capital lease obligations	2,046
Trade notes and accounts payable	18,043
Income taxes payable	6,878
Accrued expenses	16,391
Deferred revenue	5,464
Other current liabilities	5,719

Total current liabilities	67,942	22.3
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	48,331
Accrued pension and severance costs	2,579
Deferred income taxes, net	22,600
Other long-term liabilities	3,891

Total long-term liabilities	77,401	25.3

Total liabilities	145,343	47.6
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	34,809	11.4
SHAREHOLDERS’ EQUITY:
Common stock, no par value—
Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2002	47,399	15.5
Additional paid-in capital	46,736	15.3
Legal reserve	2,163	0.7
Retained earnings	54,157	17.7
Accumulated other comprehensive income	430	0.2

Total	150,885	49.4
Treasury stock, at cost—8,249,107 shares at September 30, 2002	(25,651)	(8.4)

Total shareholders’ equity	125,234	41.0
COMMITMENTS AND CONTINGENCIES	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥305,386	100.0

See accompanying notes to interim consolidated financial statements

(2) Interim Consolidated Statement of Income

	Millions of Yen
	Six months ended September 30, 2002
		%
NET REVENUES:
Product sales revenue	¥75,209
Service revenue	37,986

Total net revenues	113,195	100.0

COSTS AND EXPENSES:
Costs of products sold	43,726
Costs of services rendered	33,486
Selling, general and administrative	25,818

Total costs and expenses	103,030	91.0

Operating income	10,165	9.0

OTHER INCOME (EXPENSES):
Interest income	169
Interest expense	(443)
Gain on sale of subsidiary shares	552
Other, net	(293)

Other income (expenses), net	(15)	(0.0)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	10,150	9.0
INCOME TAXES:
Current	6,455
Deferred	(1,243)

Total	5,212	4.6
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	4,938	4.4
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,214	1.1
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	644	0.6

NET INCOME	¥4,368	3.9

PER SHARE DATA:	Yen

	Six months ended September 30, 2002
Basic and diluted net income per share	¥35.66

Weighted-average common shares outstanding	122,503,419

See accompanying notes to interim consolidated financial statements

(3) Interim Consolidated Statement of Shareholders’ Equity and Accumulated Other Comprehensive Income

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2002	¥47,399	¥46,736	¥2,163	¥53,149	¥546	¥(15,003)	¥134,990
Net income				4,368			4,368
Cash dividends, ¥ 27.0 per share				(3,360)			(3,360)
Net unrealized losses on available-for-sale securities					97		97
Foreign currency translation adjustments					(213)		(213)
Repurchase of treasury stock						(10,648)	(10,648)

Balance at September 30, 2002	¥47,399	¥46,736	¥2,163	¥54,157	¥430	¥(25,651)	¥125,234

See accompanying notes to interim consolidated financial statements

(4) Interim Consolidated Statement of Cash Flows

(Millions of Yen)
Six months ended September 30, 2002
Cash flows from operating activities:
Net income	¥4,368
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,909
Provision for doubtful receivables	623
Loss on sale or disposal of property and equipment, net	612
Gain on sale of subsidiary shares	(552)
Equity in net income of affiliated companies	(644)
Minority interest	1,214
Deferred income taxes	(1,243)
Change in assets and liabilities:
Decrease (Increase) in trade notes and accounts receivable	9,610
Increase in inventories	(2,390)
Decrease in trade notes and accounts payable	(2,243)
Decrease in income taxes payable	(6,385)
Increase (decrease) in accrued expenses	(4,175)
Increase in deferred revenue	1,598
Other, net	533

Net cash provided by operating activities	6,835
Cash flows from investing activities:
Purchases of investments in subsidiaries	(315)
Proceeds from sales of investments in subsidiaries	2,081
Capital expenditures	(4,886)
Proceeds from sales of property and equipment	1,098
Decrease in time deposits	517
Increase in lease deposits, net	(402)
Other, net	(974)

Net cash used in investing activities	(2,881)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	2,615
Repayments of long-term debt	(2,486)
Principal payments under capital lease obligations	(1,207)
Dividends paid	(3,769)
Purchases of treasury stock by parent company	(10,648)
Purchases of treasury stock by subsidiaries	(1,782)
Other, net	(227)

Net cash provided by (used in) financing activities	(17,504)
Effect of exchange rate changes on cash and cash equivalents	(91)
Net increase (decrease) in cash and cash equivalents	(13,641)
Cash and cash equivalents, beginning of the period	75,188

Cash and cash equivalents, end of the period	¥61,547

See accompanying notes to interim consolidated financial statements

Notes to Interim Consolidated Financial Statements

1. Accounting Principles, Accounting Procedures and Method for Presenting Interim Consolidated Financial Statements

The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“SFAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). Konami Corporation (“Konami”) listed on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. Konami and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments that are necessary to conform them with U.S. GAAP.

The significant differences between accounting principles, accounting procedures and method of presentation which are adopted by Konami and its subsidiaries and those in Japan are as follows. In addition to an explanation of the differences, the approximate amount of each effect on income before income taxes under Japanese GAAP is shown if it is material.

(a) Effect of Business Combinations

Konami and its subsidiaries accounted for its business combinations initiated prior to June 30, 2001 using the purchase method of accounting in accordance with APB No. 16 “Business Combinations”. Acquisitions initiated after June 30, 2001 are accounted for in accordance with SFAS No. 141 “Business Combinations”. The purchase method of accounting under APB 16 and SFAS 141 requires recording of acquired assets, including identifiable intangible assets, and liabilities assumed at their respective estimated fair value at the date of acquisition.

Also, in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, which was adopted by Konami and its subsidiaries on April 1, 2002 in its entirety, goodwill and certain acquired intangible assets are no longer subject to amortization but are subject to assessments for impairment based on fair value.

The differences between U.S. GAAP and Japanese GAAP therefore result from application of the purchase method of accounting and the differences in initial recognition and the subsequent amortization of goodwill and certain identifiable intangible assets. Effects of such differences on income before income taxes are an increase in income of ¥1,651 million related to cessation of goodwill amortization and a decrease of ¥1,613 million related to identifiable intangible assets for the six months ended September 30, 2002.

(b) Long-lived Assets Basis Differences

Long-lived assets are carried at cost less applicable depreciation or amortization and impairment losses recognized. Recognition of impairment losses is required when events and circumstances indicate that the carrying amount of those long-lived assets will not be recoverable.

(c) Accrued Pension and Severance Costs

Konami and its subsidiaries account for their pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. Certain of their plans have been determined to be a multiemployer defined benefit plan which requires recognition of net pension cost based on the amount of required contribution for the period.

(d) Directors’ Bonuses

Directors’ bonuses are charged to earnings.

(e) Software Development Costs

Konami and its subsidiaries account for software development costs for internal use in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires expensing of costs incurred during the preliminary planning stage as well as post-implementation stage, and capitalization of costs incurred during the application development stage.

(f) Capital Leases

Konami and its subsidiaries capitalize all leased property meeting specified criteria under SFAS No. 13 “Accounting for Leases” as property and equipment based on the present value of the future minimum lease payments.

2. Business and Organization

Konami was founded in 1969 and was incorporated under the laws of Japan in March 1973. Konami and its subsidiaries engage in production and sale of game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami and its subsidiaries’ products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operations are in Japan.

Substantially all of Konami and its subsidiaries’ revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami and its subsidiaries may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami and its subsidiaries cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami and its subsidiaries have always obtained extensions or new agreements with the platform manufacturers. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami and its subsidiaries’ costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami and its subsidiaries’ gaming machines are subject to numerous federal, state and local regulations. In addition, Konami and its subsidiaries may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami and its subsidiaries can generate revenues. Konami and its subsidiaries and their key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami and its subsidiaries’ gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

3. Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of Konami and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami and its subsidiaries classify their debt and equity securities into one of the three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami and its subsidiaries have the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of September 30, 2002, all equity securities held by Konami are classified as available-for-sale.

(d) Investments in Affiliates

For those investments in affiliates in which Konami’s voting interest is between 20% and 50% and it has the ability to exercise significant influence over the affiliate’s operations, the equity method of accounting is used. Under this method, the investment originally recorded at cost is adjusted to recognize Konami’s share of the net earnings or losses of the affiliates, including amortization of the excess of Konami’s cost over its percentage interest in the net assets of each affiliate. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which Konami’s ownership is less than 20% are carried at cost. A decline in the value of a non-marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 3 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranged from 2 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

(g) Intangible Assets Other Than Goodwill

Under the provisions of SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” Konami and its subsidiaries have capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests as capitalized computer software. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from two to five years. Konami and its subsidiaries expense costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami and its subsidiaries also expense costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise contracts acquired in connection with acquisitions of subsidiaries. Intangible assets related to trademarks, gaming licenses, and franchise contracts are determined to have an indefinite useful life. Intangible assets with an indefinite life acquired prior to June 30, 2001 had been amortized using the straight-line method over 40 years in accordance with the requirements under APB No. 17, “Intangible Assets”. Intangible assets with an indefinite life acquired after June 30, 2001 have not been subject to amortization according to the non-amortization provisions of SFAS No. 142 which is discussed in (h) below. Intangible assets related to membership lists, existing technology, and customer relationships have been amortized over their estimated useful lives of 2 to 5 years. Konami and its subsidiaries have assessed these intangible assets for impairment as described in (h) and (i) below.

(h) Goodwill

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” which supercedes APB No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Konami and its subsidiaries adopted SFAS No. 141 on June 30, 2001 and the adoption did not have a material effect on Konami and its subsidiaries’ results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, unamortized goodwill and certain other intangible assets are no longer subject to amortization over their useful lives, but are subject at least annually to assessments for impairment based on fair value. Goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of SFAS No. 142. Goodwill and other intangible assets acquired prior to June 30, 2001, were not subject to the non-amortization and amortization provisions until SFAS No. 142 was fully adopted by Konami and its subsidiaries on April 1, 2002. There was no transitional impairment charge of unamortized goodwill and intangible assets based on their fair value for any of the reporting units as of the April 1, 2002 measurement date. Konami and its subsidiaries expect that the adoption of SFAS No. 142 will have a significant impact on future operating results as income will increase as a result of reduced amortization expense.

Prior to the adoption of SFAS No. 142, the recoverability of goodwill was assessed according to SFAS No. 121 as described in (i) below.

Goodwill acquired prior to June 30, 2001 had been amortized on a straight-line basis over the estimated useful life of 20 years in accordance with the requirements under APB No. 17. Goodwill acquired after June 30, 2001 has not been subject to amortization according to the non-amortization provisions of SFAS No. 142.

(i) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Konami and its subsidiaries’ long-lived assets are reviewed for impairment according to SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami and its subsidiaries consider important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supercedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets held and used and (b) measurements of long-lived assets disposed of by sale. SFAS No. 144 also supercedes Accounting Principle Board Opinion No. 30 “Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations. SFAS 144 also extends reporting of discontinued operations to a part of a company that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Konami and its subsidiaries adopted SFAS No. 144 on April 1, 2002 and the adoption did not have a material effect on the results of operations, financial position or cash flows.

(j) Derivative Financial Instruments

From time to time, Konami and its subsidiaries use certain derivative financial instruments to manage its foreign currency risks. Konami and its subsidiaries may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Effective April 1, 2001, Konami and its subsidiaries adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. The adoption of SFAS 133 did not have a material impact on Konami and its subsidiaries’ consolidated financial position and results of operations. To date, there has been no derivative instrument designated as a hedge by Konami and its subsidiaries.

(k) Severance and Retirement Plans

Konami and its domestic subsidiaries have defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” It was not feasible to obtain actuarial information necessary to implement the standard as of the effective date as specified in the standard of April 1, 1989. Upon adoption, Konami and its subsidiaries recognized the entire amount of the transition obligation of ¥199 million as a direct deduction to beginning shareholders’ equity to reflect the effect of the retroactive adoption as of April 1, 1989.

(l) Income Taxes

Konami and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Revenue Recognition

Konami and its subsidiaries derive revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from health and fitness club members.

Konami and its subsidiaries’ revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For product sales, it is Konami and its subsidiaries’ customary practice to have a written contract, which is signed by both the customer and Konami and its subsidiaries, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For subsidiaries’ health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami and its subsidiaries’ game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami and its subsidiaries recognize revenue from product sales upon delivery since the terms of the sale are based on free on board (“FOB”) destination. Generally, Konami and its subsidiaries do not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami and its subsidiaries may allow returns, for which Konami and its subsidiaries estimate the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership.

The Price is Fixed or Determinable.

The price customers pay for Konami and its subsidiaries’ products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Subsidiaries’ membership fee for health and fitness clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami and its subsidiaries typically sell to customers with whom Konami and its subsidiaries have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For subsidiaries’ health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance.

(n) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥509 million for the six months ended September 30, 2002 in the accompanying consolidated statement of income.

SFAS No. 86, “Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami and its subsidiaries’ current practice of developing new game software products, the technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami and its subsidiaries capitalize these costs and begin to expense them upon release of the product through cost of revenues or when they are deemed unrecoverable.

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥831 million at September 30, 2002 and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheet.

(p) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statement of income. Advertising expenses amounted to ¥5,101 million for the six months ended September 30, 2002.

(q) Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25” (“FIN No. 44”). As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25. Konami and its subsidiaries have elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

(r) Issuance of Stock by Subsidiaries

The change in Konami’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiary is accounted for as gain or loss, including the related income tax effect, in the period such shares are issued provided the sale of such shares by the subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant. If such transaction is considered to be a part of a broader corporate reorganization, it is accounted for as a capital transaction in the consolidated financial statements.

(s) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments and unrealized gains (losses) from marketable securities considered available-for-sale.

(t) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current period. The resulting translation adjustments are included in accumulated other comprehensive income.

(u) Earnings Per Share

Earnings per share (“EPS”) is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic EPS excludes dilution for potential common stock and is computed by dividing consolidated net income by the weighted-average number of common shares outstanding. Diluted EPS reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

Konami has no dilutive securities outstanding at September 30, 2002, and therefore there is no difference between basic and diluted EPS.

(v) Use of Estimates

Preparation of these consolidated financial statements requires management of Konami and its subsidiaries to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

(w) Recent Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 is effective for Konami and its subsidiaries beginning April 1, 2003. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Konami and its subsidiaries are in the process of determining the impact, if any, that SFAS No. 143 will have on the results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning April 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the consolidated financial statements.

4. Acquisitions

In February 2002, Konami acquired 82.17% of the issued and outstanding shares of Daiei Olympic Sports Club, Inc., a non-public health and fitness club operator in Japan and a subsidiary of The Daiei Inc., for the total cash consideration of ¥3,604 million including direct acquisition costs. The acquired company was then renamed Konami Olympic Sports Club Corporation (“Konami Olympic”). The acquisition of Konami Olympic was made for the purpose of expanding the health and fitness club operations of Konami Sports Corporation (“Konami Sports”).

Konami used the purchase method of accounting to account for the acquisition of Konami Olympic, and accordingly, the purchase price has been allocated to the tangible and intangible net assets of Konami Olympic based on the estimated fair value of such net assets. The allocation of the purchase price was made at the time of acquisition based on preliminary analyses and valuations that were available then as the acquisition occurred near Konami and its subsidiaries’ fiscal year end. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥1,647 million was recorded as goodwill for the year ended March 31, 2002, which was adjusted to ¥1,443 million for the six months ended September 30, 2002 for a post-acquisition adjustment. Such adjustment resulted from a decrease in accrued pension cost of Konami Olympic as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002 for transfer to the fund which Konami and its domestic subsidiaries have participated. Management of Konami believes that the solid growth history and potential of Konami Olympic have contributed to the purchase price that has resulted in recognition of such goodwill. The Konami Olympic assets, liabilities and operations have been included in the consolidated financial statements since the acquisition date.

The following table reflects the February 28, 2002 condensed balance sheet of Konami Olympic, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥7,601
Property and equipment	4,607
Identifiable intangible assets	1,596
Goodwill	1,443
Debt and capital lease obligations	(6,257)
Minority interest	(442)
Other liabilities	(4,944)

¥3,604

Identifiable intangible assets of Konami Olympic include intangible assets related to trademarks of ¥767 million and membership lists of ¥829 million acquired. Intangible assets related to trademarks are determined to have an indefinite useful life while membership lists are estimated to have a useful life of 2 years. Goodwill arising from the acquisition of Konami Olympic has all been allocated to the Health and Fitness segment of Konami and its subsidiaries.

5. Marketable and Investment Securities

Marketable and investment securities at September 30, 2002 consisted of the following:

	Millions of Yen
	September 30, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥188	¥1	¥118	¥71
Other securities	200	—	102	98

Total	¥388	¥1	¥220	¥169

-

6. Property and Equipment

Property and equipment at September 30, 2002 consisted of the following:

Millions of Yen
September 30, 2002
Property and equipment, at cost:
Land	¥8,327
Buildings and structures	52,169
Tools, furniture and fixtures	23,129
Construction in progress	175

Total	83,800
Less-Accumulated depreciation	(40,517)

Net property and equipment	¥43,283

Depreciation expense for the six months ended September 30, 2002 amounted to ¥3,401 million.

7. Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets, primarily representing intangible assets acquired in connection with acquisitions of subsidiaries, at September 30, 2002 consisted of the following:

Amortized intangible assets, net of accumulated amortization:

Millions of Yen
September 30, 2002
Membership lists	¥5,915
Existing technology	736
Customer relationships	86

Total	6,737
Less-Accumulated amortization	(4,873)

Net goodwill and identifiable intangible assets	¥1,864

Unamortized intangible assets:

Millions of Yen
September 30, 2002
Goodwill	¥37,150
Trademarks	49,682
Franchise contracts	6,601
Gaming licenses	240

Total	¥93,673

Goodwill acquired prior to June 30, 2001 had been amortized on a straight-line basis over the estimated useful life of 20 years in accordance with the requirements under APB No. 17 until SFAS No. 142 was fully adopted by Konami and its subsidiaries on April 1, 2002. Goodwill acquired after June 30, 2001 has not been subject to amortization according to the non-amortization provisions of SFAS No. 142. Trademarks, franchise contracts and gaming licenses are determined to have an indefinite useful life while membership lists, existing technology and customer relationships are estimated to have useful lives of 2 to 5 years. Intangible assets with an indefinite life acquired prior to June 30, 2001 had been amortized using the straight-line method over 40 years in accordance with the requirements under APB No. 17 until SFAS No. 142 was fully adopted by Konami and its subsidiaries on April 1, 2002. Intangible assets with an indefinite life acquired after June 30, 2001 have not been subject to amortization according to the non-amortization provisions of SFAS No. 142. Aggregate amortization expense for the six months ended September 30, 2002 was ¥1,707 million.

Effective April 1, 2002, Konami and its subsidiaries adopted SFAS No. 142 in its entirety. As a result, amortization on goodwill, equity method goodwill and intangible assets with an indefinite life acquired prior to June 30, 2001 has ceased and such assets will be assessed annually for impairment. Konami and its subsidiaries had no transitional impairment charge of unamortized goodwill and intangible assets based on their fair value for any of its reporting units as of the April 1, 2002 measurement date.

The changes in the carrying amount of goodwill for the six months ended September 30, 2002 are as follows:

	Millions of Yen
	Gaming Content segment	Health and Fitness segment	Total
Balance at April 1, 2002	¥125	¥36,700	¥36,825
Additional acquisitions during the period	—	529	529
Post-acquisition adjustment	—	(204)	(204)

Balance at September 30, 2002	¥125	¥37,025	¥37,150

Konami acquired additional shares of Konami Sports and Konami Olympic during the six months ended September 30, 2002. As a result, additional goodwill was recorded at the Health and Fitness segment for the excess cost over the estimated fair value of the additional net assets acquired. The post-acquisition adjustment for goodwill resulted from a decrease in accrued pension cost of Konami Olympic as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002.

8. Derivative Financial Instruments

Konami and its subsidiaries use foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at September 30, 2002 were as follows:

Millions of Yen
September 30, 2002
Forward exchange contracts:
To sell foreign currencies	¥7,010

Konami and its subsidiaries do not designate the forward exchange contracts as hedges. Accordingly the foreign currency losses of ¥225 million arising from these forward exchange contracts at September 30, 2002 were included in earnings under the caption Other, net in the accompanying consolidated statement of income. Foreign exchange net losses, including those on these forward exchange contracts, for the six months ended September 30, 2002 were ¥305 million.

Effects of exchange rate changes subsequent to September 30, 2002 on the fair value of those forward exchange contracts have not been significant as of the reporting date.

9. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of Konami and its subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of Konami and its subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Konami’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami and its subsidiaries’ financial instruments at September 30, 2002 are as follows:

	Millions of Yen
	September 30, 2002
	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥169	¥169
Long-term debt, including current installments	(45,325)	(43,803)
Derivatives:
Foreign exchange forward contracts:
Assets	–	–
Liabilities	(225)	(225)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10. Supplemental Disclosures to Interim Consolidated Statement of Cash Flows

Millions of Yen
Six months ended September 30, 2002
Cash paid during the period for:
Interest	¥430
Income taxes	12,839
Cash sale of all shares in a subsidiary:
Assets transferred	2,018
Liabilities transferred	(489)
Gain on sale of subsidiary shares	552
Cash proceeds received, net of cash transferred	2,081
Property acquired under capital leases during the period	1,997

11. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami and its subsidiaries operate on a worldwide basis principally with the following five business segments:

(a)	Consumer Software (“CS”) – production and sale of home-use video game software

(b)	Character Products (“CP”) – production and sale of character related products

(c)	Amusement Content (“AC”) – manufacture and sale of amusement arcade games and related components

(d)	Gaming Content (“GC”) – manufacture and sale of gaming machines for overseas market and token-operated games for domestic market

(e)	Health and Fitness (“HF”) – operation of health and fitness clubs

The Character Products (CP) segment and the Health and Fitness (HF) segment changed their names to Toy & Hobby (T&H) and Health & Fitness (H&F), respectively, on October 1, 2002.

“Other” includes financial and real estate management services provided primarily to our subsidiaries. The following table summarizes revenue and operating income/loss by operating segment which are the primary measures used by Konami and its subsidiaries’ chief operating decision maker to measure Konami and its subsidiaries’ operating results and to measure segment profitability and performance. This information is derived from Konami and its subsidiaries’ management reports which are based on U.S. GAAP.

a . Operations in Different Industries

(1) Revenue and operating income (loss)

Six months ended September 30, 2002	CS	CP	AC	GC	HF	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥34,403	¥19,425	¥12,115	¥8,304	¥37,986	¥962	¥113,195	–	¥113,195
Intersegment	995	19	6,494	111	153	1,741	9,513	¥(9,513)	–

Total	35,398	19,444	18,609	8,415	38,139	2,703	122,708	(9,513)	113,195
Operating expenses	29,485	12,542	15,468	8,287	38,377	2,886	107,045	(4,015)	103,030

Operating income (loss)	¥5,913	¥6,902	¥3,141	¥128	¥(238)	¥(183)	¥15,663	¥(5,498)	¥10,165

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from CS and CP to AC and GC, sales of hardware and components from AC and GC to CS and HF, and administrative services provided by shared-service subsidiaries included in Other. Eliminations and Corporate primarily consist of eliminations of intercompany profits on inventories and expenses for corporate headquarters.

b . Operations in Geographic Areas

Six months ended September 30, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥91,796	¥13,878	¥4,005	¥3,516	¥113,195	—	¥113,195
Intersegment	15,805	189	27	235	16,256	¥(16,256)	—

Total	107,601	14,067	4,032	3,751	129,451	(16,256)	113,195
Operating expenses	96,299	15,047	4,473	2,996	118,815	(15,785)	103,030

Operating income (loss)	¥11,302	¥(980)	¥(441)	¥755	¥10,636	¥(471)	¥10,165

For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

12. Commitments and Contingencies

Konami and its subsidiaries are subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami and its subsidiaries have placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥1,544 million as of September 30, 2002.

13. Subsequent Events

On June 20, 2002, Konami’s shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 2,200,000 ordinary shares of Konami to directors and employees of Konami and its subsidiaries at an exercise price of ¥3,640 per share. On October 16, 2002, subscription rights for 1,787,900 ordinary shares were granted under this plan. These subscription rights will vest in three equal installments beginning on July 1, 2004 through June 30, 2007. Konami has accounted for the subscription rights according to APB No. 25 and FIN No. 44 and has record no compensation expense as there was no intrinsic value to the subscription rights at the date of grant.